MECHEL REPORTS 1H2013 OPERATIONAL RESULTS

Moscow, Russia – August 2, 2013 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H2013 operational results.

Production and sales for 1H2013

Production:

Product name1H2013, thousand tonnes1H2012, thousand tonnes%2Q2013, thousand tonnes1Q2013, thousand tonnes% Coal (run-of-mine) 13,40313,38006,9976,406+9Pig Iron 1,9952,015-11,023972 +5Steel 2,5503,392-251,2491,300 -4

Sales:

Product name1H2013, thousand tonnes1H2012, thousand tonnes%2Q2013, thousand tonnes1Q2013, thousand tonnes% Coking coal concentrate5,7346,238-82,8912,843+2Including coking coal concentrate supplied to Mechel enterprises1,2241,297-66116130PCI1,4431,074+34626817 -23Anthracites1,1301,350-16589541+9Including anthracites supplied to Mechel enterprises45189-76414+1065Steam coal2,9912,896+31,4411,551-7Including steam coal supplied to Mechel enterprises876718+22449427+5Iron ore concentrate1,9862,073-49471,039-9Including iron ore concentrate supplied to Mechel enterprises13.3158-927.85.5+43Coke1,5611,853-16765796-4Including coke supplied to Mechel enterprises1,0491,339-22530519+2Nickel08-100000Including nickel supplied to Mechel enterprises01.1-10000.60Ferrosilicon48.035+3525.122.8+10Including ferrosilicon supplied to Mechel enterprises16.915+158.58.4+2Chrome21.640-4611.510.1+14Including chrome supplied to Mechel enterprises3.14-221.71.4+25Flat products309391-21124185 -33Including those produced by third parties155237-346294-34Long products1,8111,978-8970841+15Including those produced by third parties578403+43345233+48Billets560 1 224-54205355-42Including those produced by third parties180611-719288+5Hardware 426463-8222204+9Including those produced by third parties3725+492512+97Forgings3728+331819-4Stampings5156-82625+5Electric
power generation (thousand kWh)2,156,0352,252,048-4961,6981,194,337-19Heat power generation (Gcal)3,945,6544,483,835-121,222,5342,723,119-55

Mechel OAO’s Chief Executive Officer Evgeny Mikhel commented on the company’s 1H2013 operational results:

“Coking coal sales in the 2Q2013 went up by 2% quarter-on-quarter. The mining segment’s key enterprises — Southern Kuzbass Coal Company and Yakutugol Holding Company — maintained the volumes of coking coal production and sales at last year’s level. The 8-percent decrease in overall coking coal sales in the first half of this year compared to the same period last year was due to our revision of production plans for Mechel North America (Mechel Bluestone) as prices on our key markets decreased.

“Sales of other metallurgical coals, such as anthracites and PCI, grew by over 6% in the 1H2013. In line with our approved long-term strategy, the company continues to expand its client base and enter new markets for these coals, which remain in demand by international steelmakers due to global expense cuts.

“Iron ore product sales decreased by 4% as compared to the first half of last year as Chinese customers became less active in their business. The decrease in exports was partly compensated by the growth of sales on the domestic market, where demand was more stable during this period.

“Coke sales in this period fell by 16%, which was due to the stoppage of supplies to Southern Urals Nickel Plant.

“As demand on our key construction rolls market remained stable in the second quarter, we managed to increase sales of long rolls by 15%. The 25-percent decrease in steel production and on several other counts in the steel segment’s output in 1H2013 as compared to the same period last year was due to the Group’s disposal of its Romanian assets and the halting of Donetsk Electrometallurgical Plant.

“The 1.1-million-tonne universal rolling mill’s launch at Chelyabinsk Metallurgical Plant in July will give a new impulse to the steel segment’s development and have a positive impact on its results this year already as the first bar supplies began in the end of the second quarter. The mill’s operations will enable us to increase the share of high value-added products due to processing low-margin square billets into high-quality structural shapes and rails for high-speed railways.

“The ferroalloys segment in the first half of this year worked against the backdrop of Southern Urals Nickel Plant’s full stoppage. Due to highly unfavorable market situation, nickel production remains economically unsound. In April the Uvatsk quartzite deposit began supplying Bratsk Ferroalloy Plant with ore for ferrosilicon production. After the ore smelting furnace #4 was launched at Bratsk Ferroalloy Plant following its modernization, ferrosilicon production and sales volumes in this period went up by 35% as compared to 1H2012.

“In the power division, sales of electricity and heat decreased quarter-on-quarter due to a seasonal slump. The decrease in heat and electricity sales in 1H2013 as compared to the same period last year is largely due to disposal of Toplofikatsia Rousse EAD in late 2012.”

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Mechel OAO
Elena Andreyeva
Tel: + 7 495 221 88 88
Elena.andreeva01@mechel.com

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Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.